Michael E. Tenta (650) 843-5636 mtenta@cooley.com	VIA EDGAR

November 12, 2008

Securities and Exchange Commission
Attention:	Kathleen Collins
Mark Shuman
Evan Jacobson
Kari Jin
100 F Street, N.E.
Washington, D.C. 20549

Re:	Procera Networks, Inc.
Forms 10-K & 10-K/A for the Fiscal Year Ended December 31, 2007
Filed April 2, 2008 and April 30, 2008, respectively
File No. 1-33691

Ladies and Gentlemen:

On behalf of Procera Networks, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated October 24, 2008, with respect to the Company’s Form 10-K and Form 10-K/A for Fiscal Year Ended December 31, 2007.

The Company advises the Staff that it hopes to provide a response to the Comments on or before November 25, 2008 and will further advise the Staff if it becomes unable to do so.

The Company respectfully advises the Staff that it is working diligently with internal accounting personnel and its independent accounting firm to prepare the response.  The closing of the Company’s third quarter of 2008 and the complexity of the Comments, compounded by staffing shortages and the need to coordinate with outside auditors, has in part contributed to the delay.

Please do not hesitate to call me at (650) 843-5636 if you have any questions or would like any additional information regarding this matter.

Sincerely,

Cooley Godward Kronish LLP

By:	/s/ Michael E. Tenta
Michael E. Tenta

cc:	James F. Brear – Procera Networks, Inc.
Thomas H. Williams  – Procera Networks, Inc.
Paul Eovino – Procera Networks, Inc.
Eric C. Jensen - Cooley Godward Kronish LLP

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